Registration No.  333-157563
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 2003

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on March 12, 2009 at 2:00 p.m. pursuant to Rule 487.

                ________________________________




                  Corporate Investment Grade Portfolio -
                          Intermediate, Series 6

                                 FT 2003

FT 2003 is a series of a unit investment trust, the FT Series. FT 2003 consists of a single portfolio known as Corporate Investment Grade Portfolio - Intermediate, Series 6 (the "Trust"). The Trust invests in a portfolio of interest-bearing corporate debt obligations ("Securities"). The Trust seeks to distribute current monthly income.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                              1-800-621-1675


              The date of this prospectus is March 12, 2009

                            Table of Contents

Summary of Essential Information                                    3
Fee Table                                                           4
Report of Independent Registered Public Accounting Firm             5
Statement of Net Assets                                             6
Schedule of Investments                                             7
The FT Series                                                       9
Portfolio                                                           9
Estimated Returns                                                  10
Risk Factors                                                       10
Public Offering                                                    12
Distribution of Units                                              14
Underwriting Concessions                                           15
Underwriting                                                       16
The Sponsor's Profits                                              16
The Secondary Market                                               16
How We Purchase Units                                              16
Expenses and Charges                                               16
Tax Status                                                         17
Retirement Plans                                                   19
Rights of Unit Holders                                             19
Interest and Principal Distributions                               20
Redeeming Your Units                                               20
Removing Securities from the Trust                                 21
Amending or Terminating the Indenture                              22
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                         23
Other Information                                                  24
Credit Rating Definitions                                          24

                     Summary of Essential Information

      CORPORATE INVESTMENT GRADE PORTFOLIO - INTERMEDIATE, SERIES 6
                                 FT 2003


At the Opening of Business on the Initial Date of Deposit-March 12, 2009


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units                                                                                     20,902
Fractional Undivided Interest in the Trust per Unit                                                       1/20,902
Principal Amount (Par Value) of Securities per Unit (1)                                                 $   964.02
Public Offering Price:
Public Offering Price per Unit (2)                                                                      $   999.97
    Less Maximum Sales Charge per Unit (3)                                                                  (39.38)
                                                                                                        __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                              960.59
    Less Organization Costs per Unit (5)                                                                     (2.90)
                                                                                                        __________
Net Asset Value per Unit                                                                                $   957.69
                                                                                                        ==========
Sponsor's Initial Repurchase Price per Unit (5)                                                         $   960.59
Redemption Price per Unit (based on aggregate underlying value of Securities) (5)                       $   954.36
Weighted Average Maturity of the Securities                                                             9.56 years
First Settlement Date                                                                               March 17, 2009
Termination Date (6)                                                                             December 16, 2019
Ticker Symbol                                                                                               FCPVSX

Distributions (7):
     Estimated Net Annual Interest Income per Unit                                                       $   56.95
     Initial Distribution per Unit                                                                       $    3.63
     Estimated Regular Distribution per Unit                                                             $    4.75
Estimated Current Return (8)                                                                                  5.70%
Estimated Long-Term Return (8)                                                                                5.53%
Cash CUSIP Number                                                                                       30276K 638
FTPS CUSIP Number                                                                                       30276K 653
Wrap Fee Accounts CUSIP Number                                                                          30276K 646
Security Code                                                                                               055102
____________

(1) Because certain of the Securities may, in certain circumstances, be sold, redeemed or mature in accordance with their terms, the Unit value at the Termination Date may not equal the Principal Amount (Par Value) of Securities per Unit stated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date your purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accrued interest on the Securities. After this date, a pro rata share of any accrued interest on the Securities will be included.

(3) You will pay a maximum sales charge of 3.95% of the Public Offering Price per Unit (equivalent to 4.11% of the net amount invested).
Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs.

(4) Each Security is valued at its aggregate offering price. The initial evaluation for purposes of determining the purchase, sale or redemption price of Units on the Initial Date of Deposit will occur at the latter of 4:00 p.m. Eastern time or the effectiveness of the Trust. Thereafter, evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs until the end of the initial offering period as set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions will be paid on the twenty-fifth day of each month ("Distribution Date") to Unit holders of record on the tenth day of such month ("Distribution Record Date"). The amount of the Estimated Regular Distributions per Unit was calculated on the basis of the Estimated Net Annual Interest Income per Unit less the estimated annual expenses and divided by twelve. Each Unit holder will receive the Initial Distribution per Unit on April 25, 2009. Estimated Regular Distributions per Unit will occur monthly, beginning May 25, 2009. The actual distribution you receive will vary from that set forth above with changes in the Trust's fees and expenses and with the sale, maturity or redemption of Securities. See "Fee Table" and "Expenses and Charges." Distributions from the Principal Account will be made monthly if the amount available for distribution equals at least $1.00 per Unit. Notwithstanding, distributions of funds in the Principal Account, if any, will be made in December of each year and as part of the final liquidation distribution. See "Interest and Principal Distributions."

(8) Estimated Current Return is calculated by dividing Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Long-Term Return is calculated using a formula which (1) factors in the relative weightings of the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities; and (2) takes into account a compounding factor, the sales charge and expenses. There is no assurance that the Estimated Current and Long-Term Returns set forth above will be realized in the future because the various components used to calculate these figures, such as Trust expenses, market values and estimated retirements of the Securities, will change. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions.


                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 11 years, and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                Amount
                                                                                                                per Unit
                                                                                                                ________
Unit Holder Sales Fees
(as a percentage of public offering price)
Maximum sales charge imposed on purchase                                                        3.95%(a)        $39.38
                                                                                                ========        ========

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                                                    .290%(b)        $2.90
                                                                                                ========        ========

Estimated Annual Trust Operating Expenses(c)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and FTPS Unit servicing fees     .082%           $0.81
Trustee's fee and other operating expenses                                                      .176%(d)        $1.73
                                                                                                ________        ________
   Total                                                                                        .258%           $2.54
                                                                                                ========        ========

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

         1 Year         3 Years          5 Years          10 Years
         ______         _______          _______          ________
         $ 450          $ 503            $ 561            $ 733

The example will not differ if you hold rather than sell your Units at the end of each period.

________________

(a) The maximum sales charge consists entirely of an initial sales charge, deducted at the time of purchase. Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs.

(b) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(c) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(d) Other operating expenses include the costs incurred by the Trust for annually updating the Trust's registration statement. Other operating expenses do not, however, include brokerage costs and other portfolio transaction fees. A portion of the Trustee's fee represents the cost to the Trustee of advancing funds to the Trust to meet scheduled distributions, to provide funds for payment of redemptions, or otherwise as required for the administration of the Trust. The Trustee can adjust the amount of its fee in response to, among other things, changes in short-term interest rates and changes in the average cash balances on hand in the Trust Accounts. In certain circumstances, the Trust may incur additional expenses not set forth above. See "Expenses and Charges."


                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 2003


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 2003, comprising Corporate Investment Grade Portfolio - Intermediate, Series 6 (the "Trust"), as of the opening of business on March 12, 2009 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on March 12, 2009, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 2003, comprising Corporate Investment Grade Portfolio - Intermediate, Series 6, at the opening of business on March 12, 2009 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
March 12, 2009

                         Statement of Net Assets

      CORPORATE INVESTMENT GRADE PORTFOLIO - INTERMEDIATE, SERIES 6
                                 FT 2003


                    At the Opening of Business on the
                 Initial Date of Deposit-March 12, 2009



                                                         NET ASSETS
Investments in Securities represented by purchase contracts (1)(2)                                         $20,017,614
Accrued interest on underlying Securities (2)(3)                                                               105,697
Cash (2)                                                                                                        60,616
                                                                                                           ___________
                                                                                                            20,183,927
Less liability for reimbursement to Sponsor for organization costs (4)                                         (60,616)
Less distributions payable (3)                                                                                (105,697)
                                                                                                           ___________
Net assets                                                                                                 $20,017,614
                                                                                                           ===========
Outstanding units                                                                                               20,902
Net asset value per Unit (5)                                                                               $    957.69
                                                   ANALYSIS OF NET ASSETS
Cost to investors (6)                                                                                      $20,901,351
Less maximum sales charge (6)                                                                                 (823,121)
Less estimated reimbursement to Sponsor for organization costs (4)                                             (60,616)
                                                                                                           ___________
Net assets                                                                                                 $20,017,614
                                                                                                           ===========
______________

                    NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a portfolio of interest-bearing corporate debt obligations. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Termination Date of December 16, 2019.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which $23,000,000 is allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts ($20,017,614), accrued interest to the Initial Date of Deposit ($105,697), cash ($60,616) and accrued interest from the Initial Date of Deposit to the expected dates of delivery of the Securities ($16,379).

(3) The Trustee will advance to the Trust the amount of net interest accrued to the First Settlement Date which will be distributed to the Sponsor as Unit holder of record.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $2.90 per Unit. A payment will be made as of the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(5) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs, which will only be assessed to Units outstanding at the end of the initial offering period.

(6) The aggregate cost to investors in the Trust, excluding the amount held in cash deposited to pay the Trust's organization costs, includes a maximum sales charge computed at the rate of 3.95% of the Public
Offering Price per Unit (equivalent to 4.11% of the net amount invested), assuming no reduction of sales charge as set forth under "Public Offering."


                         Schedule of Investments

      CORPORATE INVESTMENT GRADE PORTFOLIO - INTERMEDIATE, SERIES 6
                                 FT 2003


At the Opening of Business on the Initial Date of Deposit-March 12, 2009


                                                                                         Percentage
                                                                                         of                         Cost of
                                                                                         Aggregate                  Securities
Issue Represented by                                                     Rating (3)      Offering    Aggregate      to the
Sponsor's Contracts to Purchase Securities (1)                      S&P        Moody's   Price       Principal      Trust (2) (4)
______________________________________________                      ___        _______   __________  _________      _____________
CORPORATE BONDS (100.00%):

Consumer Discretionary (11.50%):
Comcast Corporation, Notes, 5.875%, Due 02/15/2018 (5)              BBB+       Baa2        3.78%     $   800,000    $   756,032
The Home Depot, Inc., Senior Notes, 5.40%, Due 03/01/2016 (5)       BBB+       Baa1        3.55%         800,000        710,920
McDonald's Corporation, Medium-Term Notes, Series I, 5.35%          A          A3          4.17%         800,000        834,672
   Due 03/01/2018 (5)

Consumer Staples (20.45%):
Altria Group, Inc., Notes, 9.25%, Due 08/06/2019 (6)                BBB        Baa1        4.43%         850,000        887,315
CVS Caremark Corporation, Senior Notes, 6.60%, Due 03/15/2019 (5)   BBB+(e)    Baa2(e)     4.05%         800,000        811,680
Kraft Foods Inc., Notes, 6.50%, Due 08/11/2017                      BBB+       Baa2        4.08%         800,000        817,576
The Procter & Gamble Company, Notes, 4.70%, Due 02/15/2019 (5)      AA-        Aa3         3.97%         800,000        793,736
Walgreens Co., Notes, 5.25%, Due 01/15/2019 (5)                     A+         A2          3.92%         800,000        784,304

Energy (15.77%):
Halliburton Company, Senior Notes, 6.15%, Due 09/15/2019 (5)        A(e)       A2          4.07%         800,000        815,488
Kinder Morgan Energy Partners, L.P., Senior Notes, 5.95%,           BBB        Baa2        3.74%         800,000        748,952
   Due 02/15/2018 (5)
Marathon Oil Corporation, Senior Notes, 7.50%, Due 02/15/2019 (5)   BBB+       Baa1        3.96%         800,000        791,696
ONEOK Partners, L.P., Senior Notes, 8.625%, Due 03/01/2019 (5)      BBB        Baa2(e)     4.00%         800,000        801,104

Health Care (8.06%):
Abbott Laboratories, Notes, 5.125%, Due 04/01/2019 (5)              AA         A1          4.02%         800,000        803,992
Amgen Inc., Senior Notes, 5.70%, Due 02/01/2019 (5)                 A+         A3          4.04%         800,000        807,720

Industrials (12.05%):
The Boeing Company, Senior Notes, 6.00%, Due 03/15/2019 (5)         A+         A2(e)       4.22%         850,000        844,526
Caterpillar Inc., Notes, 7.90%, Due 12/15/2018 (5)                  A          A2          4.02%         800,000        805,208
Union Pacific Corporation, Notes, 5.70%, Due 08/15/2018 (5)         BBB        Baa2        3.81%         800,000        763,520

Information Technology (8.02%):
Cisco Systems Inc., Senior Notes, 4.95%, Due 02/15/2019             A+         A1          3.94%         800,000        789,496
Oracle Corporation, Notes, 5.75%, Due 04/15/2018 (5)                A          A2          4.08%         800,000        816,968

Materials (4.12%):
E.I. du Pont de Nemours and Company, Notes, 5.75%,                  A          A2          4.12%         850,000        823,829
   Due 03/15/2019 (5)

Telecommunication Services (7.86%):
AT&T Inc., Global Notes, 5.80%, Due 02/15/2019 (5)                  A          A2          3.95%         800,000        790,888
Verizon Communications Inc., Notes, 5.50%, Due 02/15/2018 (5)       A          A3          3.91%         800,000        783,272

Utilities (12.17%):
FPL Group, Inc., Debentures, 6.00%, Due 03/01/2019 (5)              A-         A2          4.06%         800,000        811,768
Indiana Michigan Power Company, Senior Notes, Series I, 7.00%,      BBB        Baa2        3.91%         800,000        781,864
   Due 03/15/2019 (5)
Public Service Company of Colorado, First Mortgage Bonds, Series    A          A3          4.20%         800,000        841,088
   18, 5.80%, Due 08/01/2018 (5)
                                                                                         _______     ___________    ___________
            Total Investments                                                            100.00%     $20,150,000    $20,017,614
                                                                                         =======     ===========    ===========
_____________

See "Notes to Schedule of Investments" on page 8.

Page 7


                    NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March 12, 2009. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the aggregate offering price of the Securities at the opening of business on the Initial Date of Deposit). The valuation of the Securities at the opening of business on the Initial Date of Deposit has been determined by Capelogic, Inc., an independent pricing agent. The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $20,002,764 and $6,601, respectively. The cost of the Securities to the Sponsor may include the cost of and gain or loss on certain futures contracts entered into by the Sponsor in an effort to hedge the impact of interest rate fluctuations on the value of certain of the Securities to the extent the Sponsor entered into such contracts. The aggregate bid price of the Securities at the opening of business on the Initial Date of Deposit was $19,948,091.

(3) The ratings are by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. ("S&P") or Moody's Investors Service, Inc. ("Moody's") and are unaudited. For a brief description of the rating symbols and their related meanings, see "Credit Rating Definitions." Such ratings were obtained from an information reporting service other than S&P and Moody's. "NR" indicates that a particular Security has not been rated by S&P and/or Moody's.

(4) In accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"), fair value is defined as the price that the Trust would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. FAS 157 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels. Level 1 which represents quoted prices in active markets for identical investments. Level 2 which represents fair value based on other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.). Level 3 which represents fair value based on significant unobservable inputs (including the Trust's own assumptions in determining the fair value of investments). At the date of deposit, all of the Trust's investments are classified as Level 2 as the Securities are transacted through a dealer network.

(5) This Security has a "make whole" call option and is redeemable in whole or in part at any time, unless otherwise described below, at the option of the issuer, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a set premium to the then current applicable Treasury Rate, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption. To the extent that Securities were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and Unit holders will receive a distribution of the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Securities are used to pay for Unit redemptions). Estimated Current Return and Estimated Long-Term Return may also be affected by such redemptions. Securities bearing this option within the Trust and their respective premiums to the applicable Treasury rate, if available, are as follows:
Abbott, 0.35%; Amgen, 0.50%; AT&T, 0.45%; Boeing, 0.50%; Caterpillar, 0.50%; Comcast, 0.20%; CVS Caremark, 0.50%; E.I. du Pont, 0.50%; FPL Group, 0.50%; Halliburton, 0.50%; Home Depot, 0.15%; Indiana Michigan Power, 0.50%; Kinder Morgan, 0.40%; Marathon Oil, 0.50%; McDonald's, 0.25%; ONEOK Partners, 0.50%; Oracle, 0.35%; Procter & Gamble, 0.35%; Public Service, 0.30%; Union Pacific, 0.35%; Verizon, 0.30%; and Walgreens, 0.45%.

(6) The coupon interest rate on this Security will increase by 0.25% for each rating downgrade below BBB- and/or Baa3 by S&P and Moody's, respectively, capped at 1%. Thereafter, any credit rating upgrade by S&P and Moody's will reset the coupon interest rate on the Security to the rate applicable to that credit rating.

(e) This is an "Expected Rating" and is intended to anticipate S&P's and/or Moody's forthcoming rating assignment. Expected Ratings are generated by Bloomberg Finance L.P. ("Bloomberg") based on sources it considers reliable or established S&P and Moody's rating practices. Expected Ratings exist only until S&P or Moody's assigns a rating to the issue. There is no guarantee that the ratings, when assigned, will not differ from those currently expected.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 2003, consists of a single portfolio known as Corporate Investment Grade Portfolio - Intermediate, Series 6.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of corporate debt obligations with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or other similar event affecting the capital structure of the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with its creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities will mature or may be redeemed prior to the Termination Date or may periodically be sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds from these events will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in the Trust or vote the Securities. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security the Trust acquires will meet the requirements specified in the Indenture.

                         Portfolio

Objective.

The Trust's objective is to distribute current monthly income.

The current state of the financial markets has greatly impacted institutions and their credit ratings. The credit crisis has resulted in corporate bonds trading at distressed prices. In October 2008, investment grade corporate bonds declined 7.4%, making it their worst month as measured by Merrill Lynch & Co.'s bond indexes since the firm began compiling monthly data on the debt in 1976. In addition, the spread between investment grade corporate bonds and Treasury debt of similar maturity is the widest since 1932, according to Moody's Investors Service. [Bloomberg] Given the current environment, we believe opportunity may exist in the investment grade bond market.

Why Investment Grade?

Within the corporate bond market, there is a category of bonds considered "investment grade." Investment grade corporate bonds are rated "BBB-"/"Baa3" or higher by Standard and Poor's and Moody's. The designation of a corporate bond as investment grade is based upon an evaluation by a credit rating organization of the corporation's credit history and ability to repay obligations. This rating of investment grade generally signifies that a credit rating agency considers the quality of a particular bond to be sufficient to provide reasonable assurance of the issuer's ability to meet their obligations to bondholders. There is, however, no assurance that the Securities selected for the Trust will continue to receive an investment grade rating in the future or that such rating will ensure an issuer's ability to satisfy its obligations to bondholders.

The Portfolio.

The Corporate Investment Grade Portfolio - Intermediate, Series 6 is a professionally selected, fixed portfolio of corporate bond issues rated in one of the four highest categories by the credit rating agencies of Standard & Poor's and/or Moody's.

According to Merrill Lynch, between January 2005 and January 2009, the yield to maturity of their 7-10 Year U.S. Corporate Index has risen from 5% to 8%. In the same time period, the yield to maturity of their 7-10 Year U.S. Treasury Index declined from 4% to just under 3%. The Merrill Lynch U.S. Corporate Index is an unmanaged index tracking U.S. dollar-denominated investment grade corporate debt with maturities between 7 and 10 years. The Merrill Lynch U.S. Treasury Index is an unmanaged index tracking U.S. Treasury securities with maturities between 7 and 10 years. The yield to maturity of the indexes is for illustrative purposes only and should not be considered indicative of the yield to maturity of the Trust.

There is no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                     Estimated Returns

The Estimated Current and Long-Term Returns set forth in the "Summary of Essential Information" are estimates and are designed to be comparative rather than predictive. We cannot predict your actual return, which will vary with Unit price, how long you hold your investment and with changes in the portfolio, interest income and expenses. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions. Estimated Current Return equals the estimated annual interest income to be received from the Securities less estimated annual Trust expenses, divided by the Public Offering Price per Unit (which includes the sales charge). Estimated Long-Term Return is a measure of the estimated return over the estimated average life of the Trust and is calculated using a formula which (1) factors in the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities, and (2) takes into account a compounding factor, the sales charge and expenses. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, discounts and premiums of the Securities in the Trust. We will provide you with estimated cash flows for the Trust at no charge upon your request.

                       Risk Factors

Price Volatility. The Trust invests in corporate debt obligations. The value of the Trust's Units will fluctuate with changes in the value of these securities. Corporate bond prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant market for corporate debt obligations, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, corporate bond prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Interest. There is no guarantee that the issuers of the Securities will be able to satisfy their interest payment obligations to the Trust over the life of the Trust.

Current Economic Conditions. In December 2008, the National Bureau of Economic Research officially announced that the U.S. economy has been in a recession since December 2007. This announcement came months after U.S. stock markets entered bear market territory after suffering losses of 20% or more from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

Investment Grade Bonds. Investment grade corporate bonds are subject to various risks described below. The value of these bonds will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments on its bonds.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by entities within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in bonds of consumer products issuers.

Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer products companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Market Risk. Market risk is the risk that the value of the Securities in the Trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a Securities' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments.

Interest Rate Risk. Interest rate risk is the risk that the value of the Securities will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a bond's issuer is unable to meet its obligation to pay principal or interest on the bond.

Call Risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher than market interest rate or if the issuer no longer needs the money for its original purpose. If an issuer calls a bond, the Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal in another investment with as high a yield. A bond's call price could be less than the price the Trust paid for the bond and could be below the bond's par value. This means you could receive less than the amount you paid for your Units. The Trust contains bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Trust. If enough bonds in the Trust are called, the Trust could terminate early.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

Liquidity Risk. Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

Legislation/Litigation Risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on the Securities. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Interest and Principal Accounts of the Trust;

- Net interest accrued but unpaid on the Securities after the First Settlement Date to the date of settlement; and

- The sales charge.

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the offering prices of the Securities, changes in the value of the Interest and/or Principal Accounts and as interest on the Securities accrues.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Cash which comprises the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) has been included in the Trust. The Sponsor will be reimbursed for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust.

Accrued Interest.

Accrued interest represents unpaid interest on a bond from the last day it paid interest. Interest on the Securities generally is paid semi-annually, although the Trust accrues such interest daily. Because the Trust always has an amount of interest earned but not yet collected, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest included in your purchase price on the next Distribution Date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your Units.

Minimum Purchase.

The minimum amount you can purchase of the Trust is generally $1,000 worth of Units (including if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Sales Charge.

Initial Offering Period. The maximum sales charge during the initial offering period equals 3.95% of the Public Offering Price, less cash deposited to pay the Trust's organization costs (equivalent to 4.11% of the net amount invested).

Secondary Market. The maximum sales charge during the secondary market is determined based upon the number of years remaining to the maturity of each Security in the Trust, but in no event will the secondary market sales charge exceed 5.00% of the Public Offering Price (equivalent to 5.263% of the net amount invested). For purposes of computation, Securities will be deemed to mature either on their expressed maturity dates, or an earlier date if: (a) they have been called for redemption or funds have been placed in escrow to redeem them on an earlier call date; or (b) such Securities are subject to a "mandatory tender." The effect of this method of sales charge computation will be that different sales charge rates will be applied to each of the Securities, in accordance with the following schedule:

                                           Secondary
                                           Market
Years to Maturity                          Sales Charge
_________________                          ________________
Less than 1                                1.00%
1 but less than 2                          1.50%
2 but less than 3                          2.00%
3 but less than 4                          2.50%
4 but less than 5                          3.00%
5 but less than 6                          3.50%
6 but less than 7                          4.00%
7 but less than 8                          4.50%
8 or more                                  5.00%

Discounts for Certain Persons.

If you invest at least $100,000 (except if you are purchasing for "Wrap Fee Accounts" as described below), the maximum sales charge is reduced, as follows:

                               Your maximum     Dealer
If you invest                  sales charge     concession
(in thousands):*               will be:         will be:
______________                 ____________     ____________
$100 but less than $250        3.70%            $27.50
$250 but less than $500        3.45%            $25.00
$500 but less than $1,000      3.15%            $22.50
$1,000 but less than $5,000    2.95%            $21.00
$5,000 or more                 1.85%            $10.00


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine same day purchases of Units of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Wrap Fee Accounts"), may purchase Units at the Public Offering Price less the applicable dealer concession. See "Distribution of Units - Dealer Concessions." Certain Wrap Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities.We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined by the Evaluator as follows:

a) On the basis of current market offering prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;

b) If such prices are not available for any of the Securities, on the basis of current market offering prices of comparable bonds;

c) By determining the value of the Securities on the offering side of the market by appraisal; or

d) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities in the Trust will be determined as set forth above, except that bid prices are used instead of offering prices when necessary. The offering price of the Securities may be expected to be greater than the bid price by approximately 1-3% of the aggregate principal amount of such Securities.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of $30.00 per Unit during the Initial Offering Period (65% of the maximum sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who sell at least
$250,000 worth of Units will be entitled to the following additional concessions with respect to total sales:

Total sales  (in thousands)               Additional
                                          Concession
                                          per Unit
_____________________                     __________
$250 but less than $1,000                 $1.00
$1,000 or more                            $2.00

Underwriters other than the Sponsor will sell Units of the Trust to other broker/dealers and selling agents at the Public Offering Price per Unit less a concession or agency commission not in excess of the underwriter concession allowed to the Underwriters by the Sponsor as described under "Underwriting Concessions" below.

In addition, eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales(in millions)                  Additional
                                          Concession
_____________________                     ___________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Wrap Fee Account Units, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of the Trust.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                 Underwriting Concessions

The Agreement Among Underwriters provides that a public offering of the Units of each Trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Distribution of Units."

The Sponsor will receive from the Underwriters the excess over the gross sales commission contained in the following table:

                                         Underwriting
Total Sales                              Concession
(in thousands)                           Per Unit
_________________                        ____________
$250 but less than $1,000                $31.00
$1,000 or more                           $32.00

In addition to any other benefits that the Underwriters may realize from the sale of the Units of the Trust, the Agreement Among Underwriters provides that the Sponsor will share with the other Underwriters, on a pro rata basis, 50% of the net gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition (including the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Securities, if any, and including the effects of portfolio hedging gains and losses and portfolio hedging transaction costs, if any) and the Aggregate Offering Price thereof on the Initial Date of Deposit, less a charge for acquiring the Securities in the portfolio and for the Sponsor maintaining a secondary market for the Units. Underwriters are not, however, eligible to receive the additional dealer concession in connection with sales of $250,000 or more of Units of this Trust as set forth in "Distribution of Units."

                       Underwriting


                                                Number
Name and Address                                of Units
________________                                ________

Sponsor:
First Trust Portfolios L.P.                     8,925
   120 East Liberty Drive
   Wheaton, Illinois 60187

Underwriters:

Wachovia Securities, LLC                        4,224
One North Jefferson Street
St. Louis, Missouri 63103

Morgan Stanley & Company, Inc.                  2,285
1585 Broadway
New York, New York 10036

Citigroup Global Markets, Inc.                  2,265
38 Greenwich Street
New York, New York 10013

RBC Wealth Management, a division of            1,603
   RBC Capital Markets Corp.
60 South 6th Street
Minneapolis, Minnesota 55402

Pershing LLC                                    1,072
One Pershing Plaza, 6th Floor
Jersey City, New Jersey 07399

Stifel, Nicolaus & Co, Inc.                       528
501 N. Broadway
St. Louis, Missouri 63102
                                              _______
                                               20,902
                                              =======


                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit less any reduction as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see
Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating the Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                   How We Purchase Units


The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.


                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of the Trust from the Interest Account if funds are available, and then from the Principal Account. The Interest and Principal Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. In addition, the Portfolio Supervisor may, at its own expense, employ one or more sub-Portfolio Supervisors to assist in providing services to the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating the Trust's registration statement yearly are also chargeable to the Trust. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Interest or Principal Accounts of the Trust, the Trustee has the power to sell Securities in the Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Trust will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the cost exceeds $0.50 per Unit. Otherwise, the Trust will pay for the audit. You may receive a copy of the audited financial statements from the Trustee.

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company" under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

Distributions.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends received by the Trust from certain corporations may be designated by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

Capital Gains and Losses and Certain Ordinary Income Dividends.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual shareholder from regulated investment companies such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly designated by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the Trust beginning prior to 2010, distributions from the Trust that are properly designated by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Foreign Tax Credit.

If the Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts,

- Keogh Plans,

- Pension funds, and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in these plans, you should consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Wrap Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- The amount of interest received by the Trust less deductions for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The dates Securities were sold and the net proceeds received from such sales less deduction for payment of applicable taxes, fees and Trust expenses, redemption of Units and the balance remaining on the last business day of the calendar year;

- The Securities held and the number of Units outstanding on the last business day of the calendar year;

- The Redemption Price per Unit on the last business day of the calendar year; and

- The amounts actually distributed during the calendar year from the Interest and Principal Accounts, separately stated.

           Interest and Principal Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any interest received on the Trust's Securities to the Interest Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Principal Account of the Trust.

After deducting the amount of accrued interest the Trustee advanced to us as Unit holder of record as of the First Settlement Date, the Trustee will distribute an amount substantially equal to your pro rata share of the balance of the Interest Account calculated on the basis of one-twelfth of the estimated annual amount of interest received in the Interest Account after deducting estimated expenses on or near the Distribution Dates to Unit holders of record on the preceding Distribution Record Date. See "Summary of Essential Information." However, the Initial Distribution per Unit differs from estimated regular distributions because it does not represent a full month period. Because interest is not received by the Trust at a constant rate throughout the year, the distributions you receive may be more or less than the amount credited to the Interest Account as of the Distribution Record Date. In order to minimize fluctuations in distributions, the Trustee is authorized to advance such amounts as may be necessary to provide distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds in the Interest Account at the next Distribution Record Date. The Trustee will distribute amounts in the Principal Account on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per Unit. However, amounts in the Principal Account from the sale of Securities designated to meet redemptions of Units or to pay expenses will not be distributed. In any case, the Trustee will distribute any funds in the Principal Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the

Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Interest Account of the Trust if funds are available for that purpose, or from the Principal Account. All other amounts paid on redemption will be taken from the Principal Account of the Trust.

The IRS requires the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN as generally discussed under "Interest and Principal Distributions."

The Trustee may sell Securities in the Trust to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Interest and Principal Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. accrued interest on the Securities; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Until the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security has defaulted in the payment of principal or interest on the Securities;

- Any action or proceeding seeking to restrain or enjoin the payment of principal or interest on the Securities has been instituted;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of principal or interest on the Security, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

-  Such Securities are the subject of an advanced refunding;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust; or

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

If a Security defaults in the payment of principal or interest and no provision for payment is made, the Trustee must notify us of this fact. If we fail to instruct the Trustee whether to sell or hold the Security within 30 days of our being notified, the Trustee may, in its discretion, sell any defaulted Securities and will not be liable for any depreciation or loss incurred thereby.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security. In that regard, we may instruct the Trustee to accept such an offer or to take any other action with respect thereto as we may deem proper if the issuer is in default with respect to such Securities or in our written opinion the issuer will likely default in respect to such Securities in the foreseeable future. Any obligations received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Securities originally deposited in the Trust. We may get advice from the Portfolio Supervisor before reaching a decision regarding the receipt of new or exchanged securities or property. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. We will maintain a list with the Trustee of which Securities should be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us).

Termination. As provided by the Indenture, the Trust will terminate upon the redemption, sale or other disposition of the last Security held in the Trust, but in no case later than the Termination Date. The Trust may be terminated prior to the Termination Date:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire sales charge. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Termination Date.

The Trustee will notify you of any termination prior to the Termination Date. You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Interest and Principal Accounts, within a reasonable time after the Trust is terminated. The sale of Securities upon termination may result in a lower sales price than might otherwise be realized if the sale were not required at that time. For this reason, among others, the amount realized by a Unit holder upon termination may be less than the principal amount of Securities per Unit or value at the time of purchase. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $115 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2008, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $44,448,714 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform, any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 Credit Rating Definitions

Standard & Poor's.

A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for particular investor.

Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the United States, for example, that means obligations with an original maturity of no more than 365 days-including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings.

Issue credit ratings are based, in varying degrees, on the following considerations:

1. Likelihood of payment: capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

2. Nature of and provisions of the obligation;

3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligator's capacity to meet its financial commitment on the obligation is extremely strong.

AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A   An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B   An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC  An obligation rated "CC" is currently highly vulnerable to nonpayment.

C   A subordinated debt or preferred stock obligation rated "C" is currently highly vulnerable to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D   An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grade period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or Minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Expected Ratings are designated on the "Schedule of Investments" by an "(e)" after the rating code. Expected Ratings are intended to anticipate S&P's forthcoming rating assignments. Expected Ratings are generated by Bloomberg based on sources it considers reliable or established S&P rating practices. Expected Ratings exist only until S&P assigns a rating to the issue.

Moody's Investors Services.

A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa - Bonds and preferred stock which are rated "Aaa" are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa - Bonds and preferred stock which are rated "Aa" are judged to be of high quality by all standards. Together with the "Aaa" group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in "Aaa" securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in "Aaa" securities.

A - Bonds and preferred stock which are rated "A" possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa - Bonds and preferred stock which are rated "Baa" are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba - Bonds and preferred stock which are rated "Ba" are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B - Bonds and preferred stock which are rated "B" generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa - Bonds and preferred stock which are rated "Caa" are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca - Bonds and preferred stock which are rated "Ca" represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C - Bonds and preferred stock which are rated "C" are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the obligation ranks in the higher end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of its generic rating category.

Expected Ratings are designated on the "Schedule of Investments" by an "(e)" after the rating code. Expected Ratings are intended to anticipate Moody's forthcoming rating assignments. Expected Ratings are generated by Bloomberg based on sources it considers reliable or established Moody's rating practices. Expected Ratings exist only until Moody's assigns a rating to the issue.

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Page 27


                             First Trust(R)

      Corporate Investment Grade Portfolio - Intermediate, Series 6
                                 FT 2003

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC           The Bank of New York Mellon
     120 East Liberty Drive            101 Barclay Street
     Wheaton, Illinois 60187        New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132

                            ________________________

     When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
        for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
    COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                    ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


     - Securities Act of 1933 (file no. 333-157563) and


     - Investment Company Act of 1940 (file no. 811-05903)

        Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
     D.C. Information regarding the operation of the SEC's Public Reference
           Room may be obtained by calling the SEC at 1-202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                     To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                                 March 12, 2009


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 28


                             First Trust(R)




                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 2003 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated March 12, 2009. Capitalized terms have been defined in the Prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
Litigation
   Tobacco                                                     2
Concentration
   Consumer Products                                           3

Risk Factors

Securities. The Trust may consist of Securities which, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the Securities and the value of the underlying Trust portfolio being reduced.

Certain of the Securities in the Trust may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount Securities at the time they were purchased and deposited in the Trust were lower than the current market interest rates for newly issued Securities of comparable rating and type. If such interest rates for newly issued comparable Securities increase, the market discount of previously issued Securities will become greater, and if such interest rates for newly issued comparable Securities decline, the market discount of previously issued Securities will be reduced, other things being equal. Investors should also note that the value of Securities purchased at a market discount will increase in value faster than Securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of Securities purchased at a market discount will decrease faster than Securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount Securities will be reduced. A discount Security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable Security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

Certain of the Securities in the Trust may be original issue discount Securities or zero coupon Securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "Tax Status" in the prospectus. The current value of an original discount Security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Securities approach maturity. The effect of owning deep discount zero coupon Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon Securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Certain of the Securities in the Trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium Securities at the time they were purchased and deposited in the Trust were higher than the current market interest rates for newly issued Securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable Securities decrease, the market premium of previously issued Securities will be increased, and if such interest rates for newly issued comparable Securities increase, the market premium of previously issued Securities will be reduced, other things being equal. The current returns of Securities trading at a market premium are initially higher than the current returns of comparable Securities of a similar type issued at currently prevailing interest rates because premium Securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium Security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Securities have an offering side valuation which represents a premium over par or for original issue discount Securities a premium over the accreted value. To the extent that the Securities were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium Securities generally pay a higher rate of interest than Securities priced at or below par, the effect of the redemption of premium Securities would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such Securities bears to the total par amount of Securities in the Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Securities that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such Securities are eligible for redemption.

Because certain of the Securities may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. Certain of the Securities contained in the Trust may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A Security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a Security issue is redeemed, at or before maturity, by the proceeds of a new Security issue. A Security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Securities are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the Estimated Long-Term Return and the Estimated Current Return on Units of the Trust. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the Securities have an offering side valuation which represents a premium over par or for original issue discount Securities a premium over the accreted value. Unit holders may recognize capital gain or loss upon any redemption or call.

The contracts to purchase Securities delivered to the Trustee represent obligations by issuers or dealers to deliver Securities to the Sponsor for deposit in the Trust. Contracts are typically settled and the Securities delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Securities of the Trust relating to "when, as and if issued" Securities or other Securities with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit, if any, is indicated in the section entitled "Schedule of Investments" in the prospectus. Interest on "when, as and if issued" and delayed delivery Securities begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Securities have not yet been issued, as of the Initial Date of Deposit the Trust are subject to the risk that the issuers thereof might decide not to proceed with the offering of such Securities or that the delivery of such Securities or the delayed delivery Securities may be delayed. If such Securities or replacement Securities are not acquired by the Trust or if their delivery is delayed, the Estimated Long-Term Return and the Estimated Current Return shown in the prospectus may be reduced.

Litigation

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of the Trust containing such Securities.

Concentration

Consumer Products. An investment in the Trust should be made with an understanding of the problems and risks inherent in an investment in the consumer products sector in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

               CONTENTS OF REGISTRATION STATEMENT


A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.


B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                           SIGNATURES

     The Registrant, FT 2003, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1392; FT
1393;  FT  1422; FT 1423; FT 1524, FT 1525; FT 1573; FT 1590;  FT
1635;  FT  1638; FT 1639; FT 1693; FT 1711; FT 1712; FT 1770;  FT
1809;  FT  1829; FT 1859; FT 1863; FT 1888; FT 1894; FT 1911;  FT
1937 and FT 1977 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 2003, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on March 12, 2009.

                              FT 2003

                              By  FIRST TRUST PORTFOLIOS L.P.
                                        Depositor


                              By  Jason T. Henry
                                  Senior Vice President


                               S-2



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

Judith M. Van Kampen        Director           )
                            of The Charger     )
                            Corporation, the   )   March 12, 2009
                            General Partner of )
                            First Trust        )
                            Portfolios, L.P.   )

Karla M. Van Kampen-Pierre  Director           )
                            of The Charger     )
                            Corporation, the   )   Jason T. Henry
                            General Partner of )   Attorney-in-Fact**
                            First Trust        )
                            Portfolios, L.P.   )

David G. Wisen              Director           )
                            of The Charger     )
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios, L.P.   )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

    We consent to the use in this Amendment No. 1 to Registration Statement No. 333-157563 on Form S-6 of our report dated March 12, 2009, relating to the financial statement of FT 2003, comprising Corporate Investment Grade Portfolio - Intermediate, Series 6, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.





DELOITTE & TOUCHE LLP


Chicago, Illinois
March 12, 2009


                               S-4


                       CONSENT OF COUNSEL

     The  consent  of  counsel to the use  of  its  name  in  the
Prospectus  included  in  this  Registration  Statement  will  be contained in their respective opinion to be filed as Exhibit  3.1 of the Registration Statement.

              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

              CONSENT OF INDEPENDENT PRICING AGENT

     The consent of Capelogic Incorporated to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 906 and certain subsequent Series, effective October 19, 2004 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-119726] filed on behalf of FT 906).

1.1.1 Form of Trust Agreement for FT 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6 Underwriter Agreement (incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 [File No. 333-
         157161]  filed  on  behalf of The First  Trust  Combined
         Series 283).


                               S-6


2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

4.1      Consent of First Trust Advisors L.P.

4.2      Consent of Capelogic Incorporated.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597).


                               S-7